Filed Pursuant to Rule 433
Dated March 25, 2020
Registration Statement No. 333-226380

McDONALD'S CORPORATION

USD 750,000,000 3.300% Medium-Term Notes Due 2025

Summary of Terms

Issuer:	McDonald's Corporation
Ratings:	Moody's: Baa1 (Stable), S&P: BBB+ (Negative)*
Trade Date:	March 25, 2020
Settlement Date:	March 27, 2020
Maturity Date:	July 1, 2025
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 750,000,000
Coupon:	3.300%
Issue Price:	99.965% of the principal amount
Yield to Maturity:	3.308%
Spread to Benchmark Treasury:	T + 280 basis points
Benchmark Treasury:	1.125% 5-year note due February 28, 2025
Benchmark Treasury Yield:	0.508%
Coupon Payments:	Pays Semi-Annually on the 1st day of January and July, beginning July 1, 2020
Day Count:	30 / 360
Optional Redemption Provision:	The 2025 Notes will be redeemable at any time prior to June 1, 2025 (one month prior to the maturity date), at the option of McDonald's Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on June 1, 2025, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2025 Notes will be redeemable in whole or in part, at any time on or after June 1, 2025 (one month prior to the maturity date) at the option of McDonald's Corporation, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.
Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
CUSIP:	58013M FN9
Additional Information:	In addition to any other information incorporated by reference into this prospectus, express reference is made to McDonald's Corporation's Current Report on Form 8-K filed on March 25, 2020, which is incorporated by reference into, and considered to be a part of, this prospectus.

USD 1,000,000,000 3.500% Medium-Term Notes Due 2027

Summary of Terms

Issuer:	McDonald's Corporation
Ratings:	Moody's: Baa1 (Stable), S&P: BBB+ (Negative)*
Trade Date:	March 25, 2020
Settlement Date:	March 27, 2020
Maturity Date:	July 1, 2027
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 1,000,000,000
Coupon:	3.500%
Issue Price:	99.515% of the principal amount
Yield to Maturity:	3.577%
Spread to Benchmark Treasury:	T + 285 basis points
Benchmark Treasury:	1.125% 7-year note due February 28, 2027
Benchmark Treasury Yield:	0.727%
Coupon Payments:	Pays Semi-Annually on the 1st day of January and July, beginning July 1, 2020
Day Count:	30 / 360
Optional Redemption Provision:	The 2027 Notes will be redeemable at any time prior to May 1, 2027 (two months prior to the maturity date), at the option of McDonald's Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on May 1, 2027, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2027 Notes will be redeemable in whole or in part, at any time on or after May 1, 2027 (two months prior to the maturity date) at the option of McDonald's Corporation, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.
Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
CUSIP:	58013M FP4
Additional Information:	In addition to any other information incorporated by reference into this prospectus, express reference is made to McDonald's Corporation's Current Report on Form 8-K filed on March 25, 2020, which is incorporated by reference into, and considered to be a part of, this prospectus.

USD 1,000,000,000 3.600% Medium-Term Notes Due 2030

Summary of Terms

Issuer:	McDonald's Corporation
Ratings:	Moody's: Baa1 (Stable), S&P: BBB+ (Negative)*
Trade Date:	March 25, 2020
Settlement Date:	March 27, 2020
Maturity Date:	July 1, 2030
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 1,000,000,000
Coupon:	3.600%
Issue Price:	99.266% of the principal amount
Yield to Maturity:	3.687%
Spread to Benchmark Treasury:	T + 285 basis points
Benchmark Treasury:	1.500% 10-year note due February 15, 2030
Benchmark Treasury Yield:	0.837%
Coupon Payments:	Pays Semi-Annually on the 1st day of January and July, beginning July 1, 2020
Day Count:	30 / 360
Optional Redemption Provision:	The 2030 Notes will be redeemable at any time prior to April 1, 2030 (three months prior to the maturity date), at the option of McDonald's Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on April 1, 2030, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2030 Notes will be redeemable in whole or in part, at any time on or after April 1, 2030 (three months prior to the maturity date) at the option of McDonald's Corporation, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.
Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
CUSIP:	58013M FQ2
Additional Information:	In addition to any other information incorporated by reference into this prospectus, express reference is made to McDonald's Corporation's Current Report on Form 8-K filed on March 25, 2020, which is incorporated by reference into, and considered to be a part of, this prospectus.

USD 750,000,000 4.200% Medium-Term Notes Due 2050

Summary of Terms

Issuer:	McDonald's Corporation
Ratings:	Moody's: Baa1 (Stable), S&P: BBB+ (Negative)*
Trade Date:	March 25, 2020
Settlement Date:	March 27, 2020
Maturity Date:	April 1, 2050
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 750,000,000
Coupon:	4.200%
Issue Price:	98.855% of the principal amount
Yield to Maturity:	4.268%
Spread to Benchmark Treasury:	T + 285 basis points
Benchmark Treasury:	2.375% 30-year bond due November 15, 2049
Benchmark Treasury Yield:	1.418%
Coupon Payments:	Pays Semi-Annually on the 1st day of April and October, beginning October 1, 2020
Day Count:	30 / 360
Optional Redemption Provision:	The 2050 Notes will be redeemable at any time prior to October 1, 2049 (six months prior to the maturity date), at the option of McDonald's Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on October 1, 2049, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2050 Notes will be redeemable in whole or in part, at any time on or after October 1, 2049 (six months prior to the maturity date) at the option of McDonald's Corporation, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.
Joint Bookrunners:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC
CUSIP:	58013M FR0
Additional Information:	In addition to any other information incorporated by reference into this prospectus, express reference is made to McDonald's Corporation's Current Report on Form 8-K filed on March 25, 2020, which is incorporated by reference into, and considered to be a part of, this prospectus.

*   A credit rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning credit rating agency. Each credit rating is applicable only to the specific security to which it applies. Investors should make their own evaluation as to whether an investment in the security is appropriate.

<u>Modification of Prospectus Supplement, dated July 27, 2018</u>

The Prospectus Supplement, dated July 27, 2018, is modified as follows:

(1)   *Marketing Legends*:

    (a)   The text beginning with the third paragraph after the Table Of Contents on page S-2 through (and including) the paragraph entitled "PRIIPS / IMPORTANT - EEA INVESTORS" shall be replaced by the following two paragraphs:

        None of this prospectus supplement, the accompanying prospectus and any related pricing supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus supplement, the accompanying prospectus and any related pricing supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the "EEA") or in the United Kingdom (each, a "Relevant State") will only be made to a legal entity which is a qualified investor under the Prospectus Regulation ("Qualified Investors"). Accordingly any person making or intending to make an offer in that Relevant State of notes that are the subject of the offering contemplated in this prospectus supplement, the accompanying prospectus and any related pricing supplement may only do so with respect to Qualified Investors. Neither McDonald's Corporation nor the agents have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

        PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

    (b)   Insert the following sentence at the end of the paragraph entitled "MiFID II product governance / target market":

        McDonald's Corporation makes no representation or warranty as to any manufacturer's or distributor's compliance with the MiFID Product Governance Rules.

(2)   *Plan of Distribution*: The text under "Plan of Distribution" is amended as follows:

    (a)   Under the subheading "Prohibition of Sales to EEA Retail Investors" - Replace the existing text in its entirety with the following:

    Prohibition of Sales to EEA and United Kingdom Retail Investors

        Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, any notes to any retail investor in the EEA or in the United Kingdom. For the purposes of this provision:

        (a)   the expression "retail investor" means a person who is one (or more) of the following:

            (i)   a retail client as defined in point (11) of Article 4(1) of MiFID II; or

            (ii)   a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

            (iii)   not a qualified investor as defined in the Prospectus Regulation; and

(b)   the expression an "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

(b)   Under the subheading "The United Kingdom" - Replace the lead-in sentence through the colon with the following:

In addition to the provisions identified in the foregoing section "Prohibition of Sales to EEA and United Kingdom Retail Investors," the following provisions shall apply in respect of the United Kingdom:

(c)   Under the subheading "Singapore" - Replace the existing text in its entirety with the following:

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore, and the Notes will be offered pursuant to exemptions under the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the "SFA"). Accordingly, the notes may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

(a)   a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)   to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)   where no consideration is or will be given for the transfer;

(3)   where the transfer is by operation of law;

(4)   as specified in Section 276(7) of the SFA; or

(5)   as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The notes shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(3)   *Optional Redemption, Repayment and Repurchase*: The text under "Optional Redemption, Repayment and Repurchase" is amended by replacing the first paragraph thereof with the following:

The pricing supplement for a note will indicate whether we will have the option to redeem the note before Maturity and the price and date or dates on which redemption may occur. If we are allowed to redeem a note, we may exercise the option by causing the Trustee or the paying agent to mail notice of redemption to the holders at least 10 but not more than 45 days before the redemption date. Any such redemption of the note may, at our option, be subject to one or more conditions precedent. Any related written notice of redemption shall describe the conditions precedent and, at our option, shall indicate that the redemption date may be delayed or the written notice rescinded if all such conditions precedent shall not have been satisfied or waived. We shall be solely responsible for determining whether any such conditions precedent have been satisfied or waived and in the event of any delay or rescission of redemption, written notice shall be provided by the date of redemption. If a note is only redeemed in part, we will issue a new note or notes for the unredeemed portion.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald's Corporation toll-free at 1-800-228-9623; BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.